                                           [Logo of American Express Company]

                                           American Express Company
                                           200 Vesey Street
                                           New York, NY 10285

July 30, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that American Express Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which was filed with the Securities and Exchange Commission on July 30, 2014.

Sincerely,

American Express Company

By:         /s/ Carol V. Schwartz
 Name: Carol V. Schwartz
 Title: Secretary